Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2005

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F   X     Form 40-F
                                      -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - September 28, 2005 - Converium revises its loss estimate for hurricane Katrina.

Based on an expected insured industry loss of US$ 50 billion, Converium now estimates gross losses from hurricane Katrina to be in the range of US$ 20 - 40 million. This estimate compares with a range of US$ 10 - 20 million given early September based on an expected industry loss of US$ 25 billion.

The revised loss amount represents about 1 - 2% of Converium's shareholders' funds as of June 30, 2005 and is reflective of the Company's reduced exposure in North America as a result of having placed Converium Reinsurance (North America) Inc. into run-off as well as the decision to write North American business from Zurich on a selective basis only.

Given the structure of Converium's exposure any ultimate industry loss in excess of US$ 50 billion would have a disproportionately low impact on the Company's loss estimate.


                                  * * * * * * *

Enquiries:

Kai-Uwe Schanz                                  Zuzana Drozd
Chief Communication & Corporate                 Head of Investor Relations
 Development Officer
kai-uwe.schanz@converium.com                    zuzana.drozd@converium.com
----------------------------                    --------------------------
Phone:     +41 (0) 44 639 90 35                 Phone:    +41 (0) 44 639 91 20
Fax:       +41 (0) 44 639 70 35                 Fax:      +41 (0) 44 639 71 20



About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated Aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission and New York's Attorney General; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:  /s/ Terry Clarke
                                             Name:      Terry Clarke
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                             Name: Christian Felderer
                                             Title: General Legal Counsel



Date: September 28, 2005